Shareholder Update

Annual Meeting Results
An annual meeting of the funds shareholders was held on August 27, 2001. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.


(1) The funds preferred shareholders elected the following directors:

    			Shares        Shares Withholding
			Voted For	Authority to Vote

Roger A. Gibson	        1,244             -
Leonard W. Kedrowski	1,244             -


(2) The funds preferred and common shareholders, voting as a single class, elected the following directors:

    			    Shares 	Shares Withholding
			   Voted For    Authority to Vote

Robert J. Dayton	4,009,975         42,452
Andrew S. Duff	        4,015,608         36,819
Andrew M. Hunter III    4,022,291         30,136
John M. Murphy, Jr.     4,008,931         43,496
Richard K. Riederer     4,010,443         41,984
Joseph D. Strauss	4,021,610         30,817
Virginia L. Stringer    4,022,646         29,781
James M. Wade           4,022,743         29,684


(3) The funds preferred and common shareholders, voting as a single class ratified the selection by the fund's board of directors of Ernst & Young LLP as the independent public accountants for the fund for the fiscal year ending January 31, 2002. The following votes were cast regarding this matter:

     Shares	    Shares	               Broker
   Voted For     Voted Against	 Abstentions  Non-Votes

   4,007,680         7,166          37,581       -